Filed pursuant to Rule 424(b)(3)
Registration No 333-134553

PRICING SUPPLEMENT NO. 37
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$10,000,000
LEHMAN BROTHERS HOLDINGS INC.
MEDIUM-TERM NOTES, SERIES I
Principal Protected Bullish THB FX-Linked Notes
Due October 8, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:
•	Senior unsecured obligations of Lehman Brothers Holdings Inc.	•	For each U.S.$1 of principal amount, the Additional Amount is equal to 175% times the Reference Currency
Value, provided that the minimum Additional Amount payable on the notes shall be zero.

•	CUSIP: 52517PM65	•	Reference Currency Value: A quotient, the numerator
of which is the Initial Rate and the denominator of which is the Settlement Rate, minus 1.

•	ISIN: US52517PM656	•	Initial Rate: 37.61, which is the Reference Exchange
Rate observed in accordanc e with the Settlement Rate Option on the date hereof.

•	Reference Currency: Thai Baht (THB).	•	Settlement Rate: The Reference Exchange Rate on
October 2, 2007, observed as per the Settlement Rate Option (subject to the occurrence of a Disruption Event).

•	Maturity Date: October 8, 2007.	•	Reference Exchange Rate: The spot exchange rate for
the Reference Currency quoted against the U.S. Dollar expressed as number of THB per USD 1.

•	Full principal protection if the notes are held to maturity.

•	Denominations: U.S.$10,000 and whole multiples of U.S.$1,000.

Payments:

•	No interest payments during the term of the notes.

•

Each note will receive a single U.S. Dollar cash payment on the Maturity Date equal to the principal amount of the note plus the Additional Amount, which payment is linked to the Reference Exchange Rate.

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$10,000,000
Underwriting discount	0%	U.S.$0
Proceeds to Lehman Brothers Holdings	100%	U.S.$10,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about October 6, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

October 2, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section beginning on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Thai Baht (THB) relative to the U.S. Dollar (USD).  We refer to THB as the Reference Currency. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on October 8, 2007 (or if such day is not a business day, the next succeeding business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the value of the Reference Currency relative to the U.S. Dollar.  At maturity, you will receive a payment per U.S.$1 of principal amount of your note, equal to the sum of:

•                  U.S.$1; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount per U.S.$1 of principal amount will be equal to 175% times the Reference Currency Value, provided that the minimum Additional Amount payable on the notes shall be zero.

The Reference Currency Value is a quotient, the numerator of which is the Initial Rate and the denominator of which is the Settlement Rate, minus 1.

The Initial Rate is 37.61, which is the Reference Exchange Rate observed in accordance with the Settlement Rate Option on the date hereof.

The Settlement Rate is the Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes” on page PS-6 below).

The Valuation Date is October 2, 2007 subject to the occurrence of a Disruption Event.

The Reference Exchange Rate is the spot exchange rates for the Reference Currency quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

You can review the historical performance of the Thai Baht under “Exchange Rates”.

For further information concerning the calculation of the Additional Amount as well as the Additional Amount payable if a Disruption Event occurs, see “Description of the Notes” and “What happens in the event of a Disruption Event” below.

How will I be able to find the value of the Thai Baht at any point in time?

You can obtain the level of the Thai Baht at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Business Day on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date or such days are not but, in the good faith judgment of the Calculation Agent, should have been, Valuation Business Days, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.  See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively, “Lehman Brothers Holdings”), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and individuals worldwide. Lehman Brothers Holdings’ global headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region.  See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the Calculation Agent for purposes of determining whether the Additional Amount is payable on the Maturity Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Certain of our activities may adversely affect the value of the notes” in the MTN prospectus supplement.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$10,000,000 aggregate principal amount of Principal Protected Bullish THB FX-Linked Notes Due October 8, 2007 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PM65 and the ISIN number is US52517PM656. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of October 8, 2007, or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of the Thai Baht (THB), the “Reference Currency.”

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Valuation Date” is October 2, 2007 subject to the occurrence of a Disruption Event as defined below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  The Additional Amount is based on the spot exchange rates of the Reference Currency relative to the U.S. Dollar.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note notwithstanding a depreciation of the Reference Currency as compared to the U.S. Dollar.

The “Additional Amount” per U.S.$1 of principal amount will be equal to the Leverage times the Reference Currency Value, provided that the minimum Additional Amount payable on the notes shall be zero.  The “Reference Currency Value” is a quotient, the numerator of which is the Initial Rate and the denominator of which is the Settlement Rate for such currency, minus one.

The “Leverage” is 175%.

The “Initial Rate” is the Reference Exchange Rate determined by the Calculation Agent on the date of this pricing supplement.

The “Settlement Rate” is the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Disruption Event).

The “Reference Exchange Rate” is the spot exchange rates for each of the Reference Currency quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

The “Settlement Rate Option” is as follows:

Reference Currency	Screen Reference	Valuation Business Day
THB	ABSIRFIX01	Bangkok

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement.

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date or if such days are not but, in the good faith judgment of the Calculation Agent, should have been, Valuation Business Days, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) the delivery of USD from accounts inside the country for which the Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction.

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable on the Valuation Date, or the occurrence of an event (i) in the Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate on the Valuation Date.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. Dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed to allow investors to participate in spot exchange rate movements of the Thai Baht, as reflected by the changes in the U.S. Dollar value of the Thai Baht.

Historical Data on the Reference Currencies

The following charts show the weekly spot exchange rates for the USD/THB, expressed as the amount of THB per one USD, in the period from September 28, 2003 through October 1, 2006, using historical data obtained from Reuters.  The historical data on the USD/THB spot exchange is not necessarily indicative of the future performance of the USD/THB spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict the Additional Amount payable at maturity.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Additional Amount Payment Examples

The graph and examples below illustrate the hypothetical Redemption Amount at maturity (including, where applicable, the payment of the additional amount) per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Settlement Rate from -15% to +25%. The Initial Rate (37.61) was determined by observing Reuters page ABSIRFIX01on the date of this pricing supplement, in accordance with the Settlement Rate Option. The leverage was determined as 175% on the date of this pricing supplement. The following results are based solely on the hypothetical examples cited; the Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/THB exchange rate and should not be taken as indicative of the future performance of the USD/THB exchange rate.  Numbers in the examples have been rounded for ease of analysis.

Example 1:  The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 34.19.

Because the Settlement Rate has appreciated 10% relative to the Initial Rate of 37.61, the Additional Amount is equal to $175 (17.5% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,175 (117.5% times the principal amount), calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 175% x [37.61/34.19-1]) = $1,175

Example 2:  The Reference Exchange Rate depreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 39.59. Because the Settlement Rate has depreciated 5% relative to the Initial Rate of 37.61, the Additional Amount is zero and the Redemption Amount payable at maturity is the principal amount of $1,000.

Example 3:  The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 35.82. Because the Settlement Rate has appreciated 5% relative to the Initial Rate of 37.61, the Additional Amount is equal to $87.5 (8.75% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,087.5 (108.75% times the principal amount), calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 175% x [37.61/35.82-1]) = $1,087.5

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$10,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Principal Protected Bullish THB FX-Linked Notes

Due October 8, 2007

PRICING SUPPLEMENT
OCTOBER 2, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS